SNIPP INTERACTIVE INC.

BOND UTILIZES SNIPPCHECK RECEIPT PROCESSING SOLUTION TO POWER SYNAPZESHOP, IT’S NEW MOBILE LOYALTY APP

June 22nd, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MD -- Snipp Interactive Inc. (“Snipp”), an international provider of marketing promotions, rebates and loyalty solutions listed on the TSX Venture Exchange (Trading Symbol: SPN), announced that Bond Brand Loyalty is utilizing its SnippCheck receipt processing solution to power its recently released Mobile Loyalty app called SynapzeSHOP.

Bond Brand Loyalty, a Maritz Company, is a leader in building brand loyalty for the world'smost influential and valuable brands. With SynapzeSHOP, brands can offer consumers a convenient, personalized, branded mobile loyalty and rewards experience. SynapzeSHOP integrates a complete set of class-leading loyalty features with in-the-moment, location-based offers and messaging.

The SynapzeSHOP app is pre-integrated with SnippCheck via SnippCheck’s API to enable consumers to shop, scan receipts and earn rewards for their purchase activities. In addition, using SnippCheck, the SynapzeSHOP app is able to reward consumers for non-purchase activities as well.

By integrating SnippCheck into SynapzeSHOP we are able to provide brands with a complete mobile loyalty solution that drives consumer engagement and builds share of basket,” said Carlo Pirillo, Executive Vice-President Digital Solutions at Bond Brand Loyalty. Brands now have direct access to powerful purchase data that will allow them to build stronger and more meaningful customer relationships along the entire path to purchase.”

According to Snipp CEO, Atul Sabharwal, “We are pleased to have been selected as the receipt processing partner for Bond’s loyalty application. Bond is one of the premier brand loyalty companies in the world, and our partnership is a validation of the strength of our SnippCheck solution and the ease of integration with our API. We continue to expand our partnership strategy and establish SnippCheck as the platform of choice for receipt-based purchase validation.”

Please visit http://home.snipp.com/clients/ for more Snipp programs and to view the all-new Snipp website.

About Snipp:

Snipp’s technology platform enables brands to drive customer engagement and purchase. Our solutions include loyalty, rebates, receipt processing, promotions, and data analytics. We provide our clients with a full spectrum of services including creative, program conceptualization, technology, legal, rewards provisioning, fulfillment and reporting. We have created hundreds of cutting-edge programs for Fortune 500 brands and world-class agencies.

Snipp is headquartered in Washington DC, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange.

FOR FURTHER INFORMATION PLEASE CONTACT:

Press Inquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

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This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labor relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward looking statements.

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